UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gaming Revolution for International Development Inc

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   March 1, 2021

Physical Address of Issuer:

2727 Bowling Green Drive, Vienna, VA 22180 United States

Website of Issuer:

https://breshna.io/

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,384,524	$1,886,644
Cash & Cash Equivalents	$1,010,110	$1,406,028
Accounts Receivable	$0	$0
Current Liabilities	$7,525	$26,534
Long-Term Liabilities	$75,000	$101,534
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(537,242)	$(495,528)

*Cost of Revenue

TABLE OF CONTENTS


June 26, 2024

Gaming Revolution For International Development Inc




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Gaming Revolution for International Development Inc ("**GRID,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://breshna.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is June 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Gaming Revolution for International Development
(Issuer)

By:/s/Mariam Nusrat
(Signature)

Mariam Nusrat
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mariam Nusrat
(Signature)

Mariam Nusrat
(Name)

Director
(Title)

June 27, 2024
(Date)

/s/ Matthew Miller
(Signature)

Matthew Miller
(Name)

Director
(Title)

June 27, 2024
(Date)

3

/s/ Rizwan Nusrat
_____
(Signature)

Rizwan Nusrat
_____
(Name)

Director
_____
(Title)

June 27, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
June 26, 2024

Gaming Revolution For International Development Inc



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Gaming Revolution for International Development Inc is a tech startup aimed at changing how video games are created and used. With its platform, Breshna, the Issuer empowers users to create purposeful video games with no code.

The Issuer was incorporated in Delaware as a corporation on March 1, 2021. The Issuer is headquartered and qualified to conduct business in Virginia. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The Company's website is https://breshna.io/.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably or on a consistent basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a no-code game maker platform, called Breshna, that empowers users to make video games at low-cost, with no-code and at lightning speed. The number of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Gaming Revolution for International Development Inc is a tech startup aimed at changing how video games are created and used. With its platform, Breshna, the Issuer empowers users to create purposeful video games with no code.

The Issuer was incorporated in Delaware as a corporation on March 1, 2021. The Issuer is headquartered and qualified to conduct business in Virginia. The Company also sells its products and services through the Internet and throughout the United States and internationally.

Business Plan

The Issuer is a gaming studio unleashing the power of video games to educate, engage and empower people across the globe. The Issuer is building Breshna, a game maker platform (its initial product was launched on July 15, 2021) that will empower users to make video games with no-code and at lightning speed. On Breshna, anyone without any coding or graphic design experience will be able to create a game to meet their strategic goals. Whether it is a teacher making a math game for her students, a business owner attracting customers in an interactive way, or a not for profit raising awareness around causes, they each will be able to use Breshna to make video games to educate and engage their audience.

The Issuer has been presented at several high-level forums, including two sessions moderated by President Clinton at CGIU Meetings, and two Tedx events. The Founder has also appeared on TV shows like Entrepreneur Elevator Pitch and David Meltzer 2 Min Drill. Since its launch, GRID has received extensive media attention with articles in Huffington Post, Washington Post, Daily Mail UK, Yahoo News and other mainstream news channels. As of October 15, 2023, the Breshna platform has 164,000 registered users that have created over 145,000 video games.

The Issuer plans to significantly expand its business by increasing sales and marketing, investing in technology and product development, and launching its AI and metaverse products. Any capital we raise in the future will empower the Company to continue to invest in capital-efficient, go-to market user acquisition channels, expand its product suite and unlock recurring revenue channels.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Breshna	Breshna is a game maker platform that allows the user to create video games with no-code and at lightning speed.	EdTech (parents, educators & students), content creators, small and medium enterprise (SME) owners and not for profit entities.
Breshna Blitz (forthcoming)	Text-to-game engine that generates a mini video game based on a text prompt.	EdTech (parents, educators & students), content creators, small and medium enterprise (SME) owners and not for profit entities.
Breshnaverse (forthcoming)	A carnival-themed metaverse where users can showcase and monetize their Breshna games.	EdTech (parents, educators & students), content creators, small and medium enterprise (SME) owners and not for profit entities.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Breshna operates at the intersection of 4 exploding tech trends and while each of them has key players, there are few companies, if any, that operate across all 4 areas.
- No-code content creation: Canva, Kahoot, TikTok and others have democratized content creation through no-code but the flat learning curve has yet to hit the video games industry.

11

- User generated-content in video games: Even when we see game maker platforms in the video games industry, they are either low-code (like yoyo games or unreal engine) or no-code with a steep learning curve (like Roblox and Dot Big Bang).
- Metaverse: Most metaverse web3 games are focused on a Play to Earn model rather than a Make & Earn. Breshna's virtual carnival allows its makers an opportunity to not only create games but also share and monetize them with the Breshna community.
- Purposeful communication: This is one that is mostly left untouched, while we see serious gaming studios like Games4Change or Wilson Center making games, there are no game maker platforms that empower users to create their own purposeful games.
- AI content creation: While most AI tools generate text and art, BreshnaBlitz is designed to generate a complete mini game based on a simple text prompt.

Customer Base

Breshna has a wide range of use-cases given that it empowers a non-tech, non-gamer audience to create their own educational, social impact, marketing and entertainment games without any coding or design skills.

Over the past two years, the Issuer has built a strong user-base across three customer verticals: (i) teachers, parents and students looking for customized mini games to make education more interactive and fun; (ii) content creators looking for new mediums to create engaging content; and (iii) app providers and telcos seeking an ever-growing pipeline of low-cost, context-vigilant video games to power their entertainment sections and keep their audience engaged.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7422528	B Bolt Logo	Design Plus Words, Letters, And/Or Numbers	June 24, 2021	June 18, 2024	USA
7422529	"Breshna"	Standard Character Mark	June 24, 2021	June 18, 2024	USA
11,969,658	"Software Creation Platform Using Text-Based Input"	Patent	July 14, 2022	April 30, 2024	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mariam Nusrat	Chief Executive Officer, President, Founder and Director	Founder of Gaming Revolution for International Development Inc, March 2021 – Present Responsible for major corporate decisions, managing the overall operations and resources of a company and acting as the main point of communication between the board of directors. Education Specialist, World Bank, 2010 - Present Responsible for providing education policy advice to Ministries of Education at client governments.	George Washington University, M.A., International Development, 2015; LUMS (Pakistan), M.Sc. Economics, 2010; University of London, B.S., Economics and Management, 2008
Matt Miller	Chief Financial Officer, Secretary and Director	Chief Financial Officer of Gaming Revolution for International Development Inc, March 2021 – Present Responsible for offering operational guidance aligned with financial goals, ensuring effective compliance with accounting policies, bookkeeping, and providing financial perspective to evaluate future decisions. Miller, Beam and Paganelli Inc. – Financial Controller: 2008 – Present Responsible for bookkeeping, billing, accounts payable, debt collection, budgeting, contract review and supporting corporate tax filings. Instep PC – Bookkeeper: 2017 – Present Responsible for bookkeeping, billing, accounts payable, debt collection, budgeting, contract review and supporting corporate tax filings.	James Madison University, BB.A., Finance, 2006
Rizwan Nusrat	Chief Operating Officer, Treasurer and Director	Chief Operating Officer of Gaming Revolution for International Development Inc, March 2021 – Present Responsible for supervising product development activities, executing	Bahria University, MBA, Marketing, 2012;

		marketing strategies, supporting CEO in business development and fundraising and leading strategic initiatives related to customer outreach. Sr. Manager Marketing - International Markets Eighteen Islamabad - 2017 – 2021 Responsible for leading the marketing team and developing the sales strategy for real estate projects. Involved in market research, building advertising communications, digital marketing and sales channel management.	Bahria University, B.S., Business Administration, 2011

Biographical Information

Mariam Nusrat: Mariam is the Founder of GRID. Mariam is a recipient of the Clinton Global Initiative University Honor Roll Alum Award and is on the Forbes Next 1000 List. Mariam also works with the World Bank to provide education policy advice to Ministries of Education at client governments. Mariam has two Masters Degrees, an MA in International Development from George Washington University (2015) and an MSc in Economics from LUMS, Pakistan (2010).

Matthew Miller: Matt is the CFO of GRID. He is an accounting and financial specialist with almost 15 years of experience in billing, accounts payable, debt collection, budgeting, contract review, corporate tax filings, healthcare management and start-up bookkeeping. Software strengths include Billquick, Quickbooks and MS Office. Matt has a Bachelors of Business Administration with a concentration in Finance from James Madison University (2006).

Rizwan Nusrat is the COO of GRID. Rizwan has almost a decade of experience in marketing, market research, advertising, defining sales strategies and sales channel management. He has an MBA with a concentration in marketing from Bahria University in Pakistan (2012).

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer has two employees. The Issuer also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 25,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), consisting of (a) 20,000,000 shares of Class A common stock, par value $0.00001 (the "**Class A Common Stock**"), and (b) 5,000,000 shares of Class B common stock, par value $0.00001 (the "**Class B Common Stock**"). Additionally, the Company has established the 2021 Equity Plan for which 1,600,000 shares of Class B Common Stock are authorized for issuance thereunder. At the filing of this Form C-AR, 19,150,000 shares of Class A Common Stock and 975,000 shares of Class B Common Stock issued under the 2021 Equity Plan are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	19,150,000
Par Value Per Share	$0.00001
Voting Rights	2 votes per share
Anti-Dilution Rights	Yes*
Material Terms	(i) Right to elect up to 5 directors; (ii) Automatic conversion to Class B Common Stock for transfers to a party who was not originally issued 2,000,000 shares of Class B Common Stock; and (iii) Protective provisions so long as 2,000,000 shares of Class A Common Stock remain outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class A Common Stock which may dilute the Security.

*Pursuant to a Stockholders Agreement, dated March 10, 2021, amongst the Issuer and the current shareholders of the Issuer, such shareholders have preemptive rights for future stock issuances by the Issuer.

Type	Class B Common Stock
Amount Outstanding	975,000*
Par Value Per Share	$0.00001
Voting Rights	Non-Voting
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class B Common Stock which may dilute the Security.

*Issued pursuant to the 2021 Equity Plan

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type of security	Convertible Notes
Amount outstanding	$75,000
Voting Rights	None
Anti-Dilution Rights	Yes
Material Terms	(i) Valuation Cap: $3 million; (ii) 25% Discount; (iii) Information Rights. (iv) Matures in April 2024 (v) Can be converted at the holder's option
Interest Rate	7%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

Type	Warrant to Purchase Class B Common Stock*
Shares Issuable Upon Exercise	2% of fully diluted outstanding shares
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class B Common Stock at a pre-determined price prior to April 14, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Class B Common Stock which may dilute the Security.

*Issued as consideration for the Convertible Note

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$485,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$435,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$199,879*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

*Includes $3,919 in Crowd SAFEs issued to the Intermediary.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,010,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$115,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $45,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $45,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$61,506*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

* Includes $1,206 in Crowd SAFEs issued to an intermediary

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$1,915	19,150,000	N/A	March 1, 2021; August 28, 2023	Section 4(a)(2)
Convertible Note	$75,000	1	Technology and Product Development	April 14, 2021	Reg D Rule 506(c)
Warrant to Purchase Common Stock*	$0	1	N/A	April 14, 2021	Reg. D Rule 506(c)
SAFEs	$50,000	3	Technology and Product Development	June 21, 2021; July 9, 2021; July 15, 2021	Section 4(a)(2)
SAFE	$485,000	10	Technology and Product Development	August 12, 2021; September 25, 2021; September 26, 2021; October 4, 2021; November 15, 2021; November 16, 2021; December 13, 2021; December 21, 2021; December 23, 2021	Section 4(a)(2)
SAFE	$435,000	5	Technology and Product Development	November 2, 2021; November 18, 2021; December 4, 2021; December 9, 2021; December 22, 2021	Section 4(a)(2)
SAFE	$150,000	2	Technology and Product Development	January 6, 2022; January 20, 2022	Section 4(a)(2)

Crowd SAFE (Simple Agreement for Future Equity)**	$199,879	327	Technology and Product Development	November 13, 2021	Reg. CF
SAFE	$1,010,000	7	Technology and Product Development	April 12, 2022 April 13, 2022 April 28, 2022 May 11, 2022 May 17, 2022 May 18, 2022	Section 4(a)(2)
SAFE	$25,000	1	Technology and Product Development	June 29, 2022	Section 4(a)(2)
SAFE	$115,000	5	Technology and Product Development	June 16, 2022 June 21, 2022 July 8, 2022 October 1, 2022 March 24, 2023	Section 4(a)(2)
SAFE	$25,000	1	Technology and Product Development	June 14, 2023	Section 4(a)(2)
Class B Common Stock under the 2021 Equity Plan	N/A	975,000	N/A	April 13, 2022 September 1, 2022	Rule 701
SAFE	$25,000	1	Technology and Product Development	February 16, 2024	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$61,506***	93	Technology and Product Development	February 15, 2024	Reg. CF

*In connection with the issuance of the Convertible Note, the investor was granted a warrant to purchase shares of Common Stock equal to 2% of fully diluted equity at time of purchase.
**Includes $3,919 in Crowd SAFEs issued to the Intermediary.
***Includes $1,206 in Crowd SAFEs issued to an intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mariam Nusrat	14,000,000 shares of Class A Common Stock	69.65%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of June 23, 2024, the Company had an aggregate of approximately $1,233,678 in cash and cash equivalents, including cryptocurrency holdings, leaving the Company with 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In February 2024, the Company completed an offering pursuant to Regulation CF and raised $60,300.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
June 26, 2024

Gaming Revolution For International Development Inc



GRID - Gaming Revolution for International Develop

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Citi Checking (6314)	21,000.00
Citi IMMA (4928)	800,232.41
Mercury Checking (9410)	180,682.08
Mercury Savings (7830)	8,195.67
Total Bank Accounts	**$1,010,110.16**
Other Current Assets	
Crypto	
Etherium	37,545.16
Total Crypto	**37,545.16**
Stable Coin	333,768.60
Total Other Current Assets	**$371,313.76**
Total Current Assets	**$1,381,423.92**
Fixed Assets	
Fixed Asset Computers	3,100.65
Total Fixed Assets	**$3,100.65**
TOTAL ASSETS	**$1,384,524.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Brex Credit Card 8802	3,854.49
Total Credit Cards	**$3,854.49**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	2,322.36
Federal Unemployment (940)	84.00
VA Income Tax	1,264.38
VA SUI Employer	0.00
Total Payroll Liabilities	**3,670.74**
Total Other Current Liabilities	**$3,670.74**
Total Current Liabilities	**$7,525.23**

GRID - Gaming Revolution for International Develop

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Convertible Note	
11 Tribes VC	75,000.00
Total Convertible Note	**75,000.00**
Total Long-Term Liabilities	**$75,000.00**
Total Liabilities	**$82,525.23**
Equity	
Owner's Investment	300.00
Preferred Stock	
Republic ECF	179,188.71
Seed Plus Round	1,165,000.00
Seed Round	1,130,014.00
Total Preferred Stock	**2,474,202.71**
Retained Earnings	-606,610.13
Unrealized Gain (Loss)	-28,650.82
Net Income	-537,242.42
Total Equity	**$1,301,999.34**
TOTAL LIABILITIES AND EQUITY	**$1,384,524.57**

GRID - Gaming Revolution for International Develop

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	15,804.47
Application Fees	279.00
Bank Charges & Fees	669.09
Conferences	899.00
Contractors	
Executive Operations	86,400.00
Product Development	104,615.00
Product Support	32,631.00
Total Contractors	**223,646.00**
Insurance	1,608.00
IT & Web Charges	1,600.74
Meals & Entertainment	21.88
Office Supplies & Software	8,712.48
Payroll Expenses	
Taxes	14,258.80
Wages	180,000.00
Total Payroll Expenses	**194,258.80**
Product Events	530.00
Professional Services	
Accounting	11,550.00
Advertising/Promotional	22,826.82
Advisory & Coaching	1,034.00
Legal	17,288.55
Total Professional Services	**52,699.37**
Subscriptions	10,590.95
Taxes & Licenses	2,465.00
Travel	22,340.66
Uncategorized Expense	441.35
Total Expenses	**$536,566.79**
NET OPERATING INCOME	**$ -536,566.79**
Other Income	
Interest Earned	10,355.43
Total Other Income	**$10,355.43**
Other Expenses	
Loss on Crypto	11,031.06
Total Other Expenses	**$11,031.06**
NET OTHER INCOME	**$ -675.63**
NET INCOME	**$ -537,242.42**